Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON
Peter George LLOYD, FAusIMM
Hillston Road,
Cobar, NSW 2835
Australia

I, Peter Lloyd, am a Mining Engineer; I carried out this assignment for New Gold Inc. (New Gold) with an office at Suite 3110, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

This certificate applies to the technical report entitled "Technical Report on Peak Gold Mines, New South Wales, Australia" dated January 1, 2009.

I am a Fellow of The Australasian Institute of Mining & Metallurgy. I graduated from the Ballarat College of Advance Education with a Bachelor of Engineering (Mining) in 1984.

I have worked as a Mining Engineer in the minerals industry for 24 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for gold and base metals.

I am employed in the role of General Manager of Peak Gold Mines Pty Ltd. Peak Gold Mines Pty Ltd. is a wholly owned subsidiary of New Gold.

I am responsible for the preparation of Sections 1, 2, 3, 4, 5, 6, 16, 18, 19, 20 & 21 in the Technical Report on Peak Gold Mines, New South Wales, Australia dated January 1, 2009.

I have read NI 43-101 and, by reason of education and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101. This technical report has been prepared in compliance with NI 43-101.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Peter Lloyd"
Peter Lloyd, General Manager
Dated: March 30, 2009